UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity to Appoint Chairman and Joint-CEO

Seoul, South Korea – September 13, 2005 – GRAVITY Co., Ltd. (NASDAQ: GRVY), an
online game developer and distributor, today announced that Mr. Il Young Ryu
(Nichiei Ryu) will be appointed Chairman and joint-CEO.  In addition, Mr. II
Young Ryu will replace Mr. Jung Ryool Kim, Gravity’s former controlling shareholder and director, on Gravity’s board of directors.  Mr. II Young
Ryu’s appointment as Chairman and joint-CEO and election to the board is expected to occur at Gravity’s Extraordinary General Meeting of Shareholders
on September 21, 2005.

Mr. Il Young Ryu, CEO of EZER Inc., is the founder of Techno Blood Inc. and CJ
Internet Japan and currently serves as the CEO of both companies.  He launched ‘Net Marble’, a game portal site in Japan by establishing CJ
Internet Japan in 2004, and hosted ‘Online Game Fantasy Star’, the first online gaming exhibition in Japan in 2003.

Mr. Il Young Ryu commented, “It will be an honor to become the new Chairman and joint-CEO of Gravity, a company with quality game development and global publishing capacity.  I will do my best to maximize the potential of Gravity’s existing titles, development assets, global network and attractive pipeline.  I believe that a great team is in place with strong employees and partners, which will allow Gravity to become one of the world’s best online gaming companies.”

David Yoon, the incumbent CEO of Gravity, mentioned, “I look forward to working together with Mr. Ryu, the new joint-CEO, given his extensive professional experience in the gaming industry and vast knowledge of the
Japanese and Korean gaming market.  With his proven track record, Mr. Ryu is certain to be a huge asset to Gravity as the company moves forward and executes on its business plan.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is currently commercially offered in 20 markets.  For more information visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACTS:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 09/13/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer